FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of: January, 2007

Commission File Number : 001-15218

LAFARGE

(Translation of registrant’s name into English)

61, rue des Belles Feuilles

75116 Paris

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:

Press Release, dated January 19, 2007, relating to: Inauguration of new production line in China

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PRESS RELEASE

Euronext: LG, NYSE: LR	Paris, 19 January 2007

LAFARGE SHUI ON CEMENT INAUGURATES

A NEW PRODUCTION LINE IN SOUTH-WEST CHINA

Lafarge Shui On Cement announces today the inauguration of a new production line at the Dujiangyan cement plant in Sichuan province in south-west China. Representing a total investment of 58 million USD, the new line will double the production capacity of the Dujiangyan plant, taking it to 3 million tons, from 1.4 million tons. This investment will be value-creating for the Group as from 2007.

The Dujiangyan plant is ideally located to supply the market of the city of Chengdu. It is one of the most modern cement plants in China and complies with the Group’s strictest international quality and environmental protection standards. The new production line will enable the Group to meet the very strong growth in the local cement market.

With this investment, Lafarge pursues its development in China, the world’s largest cement market, representing about 1 billion tons of cement a year, or half the world market. This capacity increase is part of the Group’s development strategy focused on fast-growing markets, and bolsters the leadership position of Lafarge Shui On Cement in the south-west region of China.

Further information:

• About Lafarge in China

Lafarge entered the Chinese market in 1994 and is now present in all of the Group’s businesses (Cement, Aggregates & Concrete, Gypsum, and Roofing), with about 16,000 employees.

In 2005, Lafarge signed a joint venture partnership with Shui On Construction and Materials Ltd. to create Lafarge Shui On Cement. This joint venture is now the market leader in south-west China with a total production capacity of around 20 million tons.

• About Lafarge

Lafarge is the world leader in building materials, with top-ranking positions in all four of its businesses: Cement, Aggregates & Concrete, Roofing and Gypsum. With 80,000 employees in 76 countries, Lafarge posted sales of Euros 16 billion in 2005.

Lafarge has been committed to sustainable development for many years, pursuing a strategy that combines industrial know-how with performance, value creation, respect for employees and local cultures, environmental protection and the conservation of natural resources and energy. Lafarge is the only company in the construction materials sector to be listed in the 2006 ‘100 Global Most Sustainable Corporations in the World’. To make advances in building materials, Lafarge places the customer at the

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heart of its concerns. It offers the construction industry and the general public innovative solutions bringing greater safety, comfort and quality to their everyday surroundings.

Additional information is available on the web site at www.lafarge.com.

COMMUNICATIONS		INVESTOR RELATIONS

Stéphanie Tessier:	33-1 44-34-92-32	Yvon Brind’Amour:	33-1 44-34-11-26
stephanie.tessier@lafarge.com		yvon.brindamour@lafarge.com

Lucy Wadge :	33-1 44-34-19-47	Danièle Daouphars:	33-1 44-34-11-51
lucy.wadge@lafarge.com		daniele.daouphars@lafarge.com

		Stéphanie Billet :	33-1 44-34-94-59
stephanie.billet@lafarge.com

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date January 19, 2007	Lafarge
(Registrant)

	By:	/s/ Jean-Jacques Gauthier
	Name:	Jean-Jacques Gauthier
	Title:	Chief Financial Officer and Executive Vice President

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